Exhibit 99.66

FOR IMMEDIATE RELEASE

VILLAGE FARMS INTERNATIONAL CONTINUES LEADERSHIP IN GREENHOUSE

CROP PROTECTION AND ANNOUNCES PRODUCT INNOVATION AWARD

Vancouver, BC, December 20, 2018 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF) (OTCQX:VFFIF) today announced that it has facilitated the approval by Health Canada’s Pest Management Regulatory Agency (PMRA) of a novel new crop protectant, Pepino mosaic virus, strain CH2, isolate 1906, branded PMV-01®. The new inoculant, branded PMV-01®, is a mild form of the Pepino mosaic tomato plant virus (PepMV) and protects greenhouse tomatoes against aggressive forms of that same plant virus through cross-protection, which is a plant defense mechanism against viral infections. As previously announced, the Company also facilitated approval of PMV-01® by the U.S. Environmental Protection Agency (EPA) earlier this year. Both approvals were on behalf of its Belgium-based developer of PMV-01®, De Ceuster Meststoffen NV (DCM).

“Over our 30-year history in greenhouse growing, Village Farms has proactively taken a leadership role across most facets of our vertically integrated greenhouse produce business – from innovation in greenhouse design and technologies, to improved cultivation techniques to enhance quality and yield, to the development exclusive produce varieties, as well as advancement of food safety programs, sustainability practices, and, as this latest pesticide registration further demonstrates, crop protection,” said Michael DeGiglio, Chief Executive Officer, Village Farms. “Throughout our history, we have welcomed the opportunity to work closely and collaboratively with key government agencies and regulators, including the EPA, the US Department of Agriculture, the US Food and Drug Administration, and Health Canada, to drive innovation and best practices that have benefited not only our Company but the entire industry.”

“We plan to bring the same leadership, passion and expertise that have underpinned our success as a vertically integrated operator in the produce sector to the cannabis and hemp-derived CBD industries as we aggressively pursue those opportunities in the U.S., Canada and globally,” added Mr. DeGiglio.

Facilitation of the PMV-01® registration was led by Dr. Michael Bledsoe, Village Farms’ Vice President of Food Safety and Regulatory Affairs, a renowned expert and advocate for the research and registration of greenhouse crop protectants. Nearly 20 years ago, Dr. Bledsoe, with the full support of the Company, pioneered the approval and use of pesticides and inoculants through the Inter-Regional Research Project Number 4 (IR-4) Project (a federally funded organization that conducts research necessary for obtaining crop protectant registrations) U.S. Department and the EPA. When Village Farms expanded into the greenhouse vegetable industry in Canada in 2006, the Company and Dr. Bledsoe brought their extensive greenhouse vegetable protectant experience and leadership in the U.S. to Agriculture and Agri-Food Canada’s Pest Management Centre (PMC), where they have been significant contributors, including to the alignment of the approval processes in both countries.

Village Farms Wins Top Product Innovation Award at New York Produce Show

Village Farms also announced that its Stackable Snackables™ series of exclusive specialty tomatoes in new top-seal packaging received the Joe Nucci Award for Product Innovation at this year’s New York Produce Show last week.

Mr. DeGiglio commented, “We are proud to once again be recognized as a leading innovator in the produce industry, this year taking the top overall award for industry innovation.”

Last year, Village Farms’ was one of ten winners of the inaugural Innovation Awards from Produce Business Magazine at the New York Produce Show for its exclusive Lorabella BlossomTM tomato variety.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario, and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through a 50% ownership of British Columbia-based Pure Sunfarms, Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the hemp-derived CBD market, subject to applicable state and federal law.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis or hemp industry are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this press release include, but are not limited to, statements with respect to the U.S. federal and state legalization of hemp and the Company’s potential new business opportunities related thereto.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including as detailed in the Company’s annual information form dated April 2, 2018 and management’s discussion and analysis for the year-ended December 31, 2017 and for the three- and nine-month periods ended September 30, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com